Media release

Rio Tinto confirms Yancoal as the preferred buyer of its thermal coal assets in Australia given high level of completion certainty and a further improved offer of $2.69 billion

26 June 2017

The Rio Tinto board today confirmed its recommendation that shareholders vote in favour of the sale of Rio Tinto’s wholly-owned subsidiary Coal & Allied Industries Limited (“C&A”) to Yancoal Australia Limited (“Yancoal”). The recommendation follows consideration by the board of a revised offer from Glencore plc (“Glencore”) received on 23 June 2017, and a revised offer from Yancoal received on 25 June 2017 comprising further improved terms. In summary, Yancoal’s most recent offer includes:

  Total consideration of $2.69 billion, comprising $2.45 billion in cash payable in full on completion, as well as $240 million via unconditional guaranteed royalty payments of which $200 million will be received before the end of 2018.
  An increased break fee amount provided by Yancoal’s parent company, Yankuang, from $100 million to $225 million.
  The receipt or waiver of all regulatory approvals required to close the transaction.

The board has considered both of the latest offers and is recommending Yancoal’s improved offer to its shareholders based on greater transaction certainty and higher net present value. In detail, the Yancoal offer has:

  A greater level of completion certainty, with all regulatory approvals received or waived.
  Consideration of $2.45 billion payable in cash on completion and a new guaranteed, unconditional royalty arrangement totalling $240 million.
  Financial assurance of up to $2.1 billion provided by Yankuang in addition to Yancoal’s own undrawn committed debt facility.
  Improved downside protection offered by Yancoal, with a break fee of $225 million comprising a cash deposit by Yankuang and an unconditional bank guarantee.
  A faster and more certain timetable, with the deal expected to complete during the third quarter of 2017, whereas any transaction with Glencore is unlikely to complete until the first half of 2018 at the earliest.
  Given the uncertainty of receipt of certain cash flows under Glencore's revised terms, the Yancoal offer presents greater net present value.

The Rio Tinto board considers that all parties have had significant opportunity to put forward improved terms for the acquisition of C&A since the transaction with Yancoal was announced on 24 January 2017. Therefore, it is in the best interests of shareholders to put the improved transaction with Yancoal to a vote of shareholders on the current timetable.

Rio Tinto chief executive J-S Jacques said “The revised offer from Yancoal of $2.69 billion offers compelling value to our shareholders for our Australian thermal coal assets. This sale process has been in progress for a long period of time and we believe it is in the best interests of our shareholders to take the greater certainty of Yancoal’s strong proposal.”

Under the UK Listing Rules and ASX Listing Rules, the transaction with Yancoal requires the approval of Rio Tinto shareholders and accordingly the Rio Tinto plc general meeting will take place on 27 June 2017 and the Rio Tinto Limited general meeting will take place on 29 June 2017.

Notes to editors

On 24 January 2017, Yancoal agreed to acquire C&A on the following terms:

  $1.95 billion cash, payable at completion plus a coal price-linked royalty; and
  $500 million in aggregate deferred cash payments, payable as annual instalments of $100 million over five years following completion.

On 9 June 2017, Glencore submitted a proposal to acquire C&A for $2.55 billion comprising:

  $2.05 billion cash payable at completion;
  $500 million in aggregate deferred cash payments, payable as annual instalments of $100 million over five years following completion; and
  a coal price-linked royalty.

On 20 June 2017, Rio Tinto announced it had agreed improved terms for the sale of C&A to Yancoal for:

  $2.45 billion cash payable at completion; and
  a coal price-linked royalty.

On 23 June 2017, Glencore submitted a revised proposal to acquire C&A for:

  $2.675 billion cash payable at completion;
  the greater of post-tax cash flows of C&A and $25 million net of tax per month between 1 September 2017 and 31 March 2018 subject to a number of significant qualifications and exceptions; and
  a coal price-linked royalty.

The offer was subject to regulatory approvals from Australia, China, Korea and Taiwan.

On 25 June 2017, Yancoal submitted a further proposal to acquire C&A for:

  $2.45 billion cash payable at completion;
  $240 million guaranteed, unconditional royalty payments of which $200 million will be received by the end of 2018; and
  a further coal price-linked royalty, capped at $410 million.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Media Relations, United Kingdom	Media Relations, Australia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite
T +44 20 7781 1623	Anthony Havers
M +44 7787 597 493	T +61 8 9425 8557
M +61 459 847 758
David Luff
T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom	Investor Relations, Australia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556

Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404